P.O. Box 810, 1000 AV Amsterdam
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
USA

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 (file No. 001-14642)	July 14, 2009
Dear Mr. Rosenberg,
We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the June 4, 2009 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”).
We appreciate the Staff’s careful review of our 2008 Form 20-F. We have attempted to carefully and thoroughly consider each of the Staff’s comments.
In this letter, references to “ING”, “Group”, “ING Group”, “we” and “us” refer to the Company and its consolidated subsidiaries. For your convenience, we have restated your comments in full and in bold type and have keyed all responses to the numbering of the comments in your letter and the headings used in your letter. All responses are designated with the letter “R” below the comment number.
Item 5. Operating and financial review and prospects
US Subprime RMBS, US Alt-A RMBS and CDOs/CLOs — fair value, exposures, revaluations and losses, page 44
1.	Please revise your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee. Also disclose any significant concentration in an individual guarantor, both direct exposure (i.e., investments in a guarantor) and indirect exposure (i.e., investments guaranteed by a guarantor). Please revise applicable references to credit ratings throughout the filing to clarify whether they are with or without the third party guarantee.

Page no. 2/12
R: The disclosure referred to on page 44 is part of the section “Market developments in 2008 — Impact of financial assets — Impact on pressurized asset classes”. It focuses on asset classes that are most directly impacted by the current financial crisis and that are significant to ING. We would like to inform the Staff that we have not included in this table disclosure of third party guarantees of securities in the investment portfolios (“monoline wrappers”) and overall exposure to third party guarantors (“overall monoline exposure”) because the related amounts are not significant to ING.

The overall exposure amount in ING’s portfolio that is protected by monoline wrappers was EUR 2,204 million as of December 31, 2008. If all monoliners would have fully defaulted on or before December 31, 2008, the value of these assets would have been EUR 2,095. Following the accounting treatment for these assets, the difference in value would have negatively impacted shareholders’ equity by approximately EUR 75 million (after tax, EUR 108 million pre tax), or less than 0.3%.

In addition to these monoline wrappers, we have certain other exposures to monoliners, mainly through derivatives. The overall monoline exposure in this category would, if all monoliners would have fully defaulted on or before December 31, 2008, have had a negative impact of approximately EUR 130 million (after tax, EUR 190 million pre tax), which is less than 0.5% of shareholders’ equity. From this amount, approximately EUR 95 million (after tax, EUR 130 million pre tax) would have impacted 2008 profit and loss.

The overall monoline exposure relates to 7 different monoliners.

Based on the above, we are of the opinion that ING’s total exposure to monoliners is not significant enough to warrant separate disclosure regarding individual monoliner credit ratings or concentrations in the 2008 Form 20-F. In future filings, we will, as far as relevant at that date, include a statement to that effect.
Liquidity and Capital Resources
Contractual Obligations, page 82
2.	Please revise your Table to include interest expense on your loans and your pension benefit liabilities for each payment period presented.

R: As a reminder, the table “Contractual Obligations” was previously discussed and agreed with the Staff in our response (dated November 14, 2006) to a letter from the Staff relating to our Form 20-F for the fiscal year ended December 31, 2005 and our response (dated January 24, 2005) to a letter from the Staff relating to our Form 20-F for the fiscal year ended December 31, 2003. We take note of the Staff’s request to further revise the table by including interest expense on loans and pension benefit liabilities and would like to inform the Staff of the following:

Page no. 3/12
Effective for our 2009 Annual Accounts, we are required to implement the amended standard IFRS 7 “Financial instruments: Disclosures”. As part of the implementation of this amended standard, we will include interest expense on our loans in the relevant IFRS 7 disclosure in our 2009 Annual Report. We are in the process of implementing this additional disclosure for the year-end 2009. We will disclose this information, or a reference thereto, also in the “Contractual Obligations” disclosure in our Form 20-F for the fiscal year ended December 31, 2009 (“2009 Form 20-F”).

Information about the future payments in relation to pension benefit liabilities is disclosed in the 2008 Form 20-F in the Notes to the Consolidated Financial Statements, in Note 21 “Other liabilities” of Note 2.1.3. This note includes a table on page F-62 with benefit payments that are expected to be paid by the plan in the section entitled “Pension and post employment benefits — Expected cash flows”. We will include this information, or a reference thereto, in the “Contractual Obligations” disclosure in our 2009 Form 20-F.
Notes to the Consolidated Financial Statements
2.1.1. Accounting Policies For The Consolidated Balance Sheet And Profit And Loss Account of ING Groep
Critical Accounting Policies
Fair Values of Financial Assets and Liabilities, page F-10
3.	You disclose that market prices are obtained from independent market vendors, brokers, or market makers. Please quantify the extent to which this information is used and explain how the information is obtained and used in developing fair value. The nature and form of your disclosure may vary depending on the facts and circumstances, but may include the following:
a.	The number of bid/ask spread pricing data you generally obtained, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements. Address how this is done as contracts age towards expiration;

b.	Whether, and if so, how and why, you adjusted the pricing data you obtained;

c.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with IAS 39.
R: For the majority of our financial assets that are reported at fair value, the valuation is based on publicly available price quotations. For listed securities, price quotations are obtained from listings in active markets.

When such published price quotations from listings in active markets are not available, alternative price sources are used; prices may then be obtained from independent market vendors, brokers or market makers.

Page no. 4/12
The considerations mentioned by the Staff, including multiple bid/ask spread pricing data, the determination of the ultimate value used, adjustments to pricing data obtained and procedures performed to validate the prices obtained, are only of significant relevance to our portfolio of US Asset Backed Securities. As disclosed on page F-88 the amount of this portfolio was approximately EUR 25 billion as at December 31, 2008. The relevant disclosures, including the number of pricing data obtained, selection of the ultimate value used, adjustment of prices obtained and price validation procedures, are provided on page F-86 under “Sensitivities of fair values”. Further explanations are provided in our response to comment below.

In light of the Staff’s comment we will include disclosure in our 2009 Form 20-F in substantially the following form:

“Fair values of financial assets and liabilities: Fair value of financial assets and liabilities are determined using quoted market prices where available. Such quoted market prices are primarily obtained from exchange prices for listed instruments. Where an exchange price is not available, market prices may be obtained from independent market vendors, brokers or market makers. Refer to page ... for further explanation of the valuation process using market prices for asset backed securities in the US.”
5. Loans and Advances to Customers
Loans and Advances to customers by type — banking operations, page F-33
4.	The schedule on page F-33 reflects total loans and advances of €604 billion and “Loan loss provisions” of €2.526 billion at December 31, 2008. On page F-34, you present a table “Changes in loan loss provisions” which contains the line item “Increase in loan loss provisions” of €1.28 billion for FY2008. On page 134 you disclose that “Loans Past Due 90 Days And Still Accruing Interest” amounted to €5.433 billion at December 31, 2008, an increase of €2.382 billion, or 78%, from the €3.051 billion for 2007. Further, on page 135, you disclose that, at December 31, 2008, you have loans totaling €7.489 billion with a “loan loss provision” and another €4.439 billion in “Potential Problem Loans” with “appropriate provisions established” or a total of €11.925 billion in loans requiring a loss provision. In order more clearly present your analysis of loans for which you have presented a loan loss provision (i.e., loans past due, potential problem loans etc.), please revise your disclosure to:
a)	Provide a table that presents loans past due 90 days and potential problem loans by the five classifications shown on page F-33 as of December 31, 2008 and 2007.

b)	In this table, present the loan loss provision as of December 31, 2008 and 2007 for loans past due 90 days and potential problem loans by these five classifications.

Page no. 5/12
c)	For the remainder of the loan loss provision as of December 31, 2008 and 2007 not covered in b) above, show in the table the classifications to which it applies and explain in a footnote to the table the nature of the loans to which the provision applies, as applicable.

d)	Present in the table the “increase in loan loss provisions” recognized in the profit and loss statement by classification for 2008 and 2007.

e)	Include a discussion of this table that explains the reasons for fluctuations of the loan loss provision both in absolute dollar amount and as a percentage of loans. In addition, discuss the reasons for any inconsistent relationship between the percentage fluctuations in the loan loss provision as compared to the loans for which the provision was based.
R: The Company would like to inform the Staff that it does not manage or analyze its loan loss provisions by the five classifications referred to in the Staff’s comment. Explanations on the development in loans loss provisions (in absolute amounts and relative to related assets) are provided in the 2008 Form 20-F on page 54 for ING Bank in total and in the segment reporting starting on page 57 for the individual business lines and relevant business units. We believe that these disclosures provide adequate insight in the development of the loan loss provisions, in line with internal management reporting.

Nevertheless, in response to the Staff’s comment, we intend to disclose additional information in our 2009 Form 20-F substantially in the following format:

Page no. 6/12
Loans and Loan loss provisions

	31 December	31 December
In millions of Euros	2008	2007
Loans past due 90 days	5,433	3,051
Other impaired loans	2,056	808

Total impaired loans (loans with a loan loss provision)	7,489	3,859
Potential problem loans	4,439	2,883

Total Impaired loans and potential problem loans	11,928	6,742
Loans neither impaired nor potential problem loans	633,026	569,576

Total Loans	644,954	576,318

This amount is presented in the balance sheet as:
Amounts due from Banks	40,790	45,790
Loans and advances to customers	604,164	530,528

Total Loans	644,954	576,318

Loan loss provisions included in:
Amounts due from Banks	85	13
Loans and advances to customers	2,526	1,988

Total loan loss provisions	2,611	2,001
Loans and advances by customer type

In EUR million	2008	2007
Loans secured by public authorities	26,387	23,639
Loans secured by mortgages	303,951	273,928
Loans guaranteed by credit institutions	548	2,542
Personal lending	27,547	24,759
Corporate loans	245,731	205,660

Total	604,164	530,528
Loan Loss Provision by customer type

In EUR million	2008	2007
Loans secured by public authorities	2	1
Loans secured by mortgages	592	299
Loans guaranteed by credit institutions	85	13
Personal lending	653	555
Corporate loans	1,279	1,133

Total	2,611	2,001

Page no. 7/12
Increase in Loan Loss Provision by customer type

In EUR millions	2008	2007
Loans secured by public authorities	1	-1
Loans secured by mortgages	293	26
Loans guaranteed by credit institutions	72	8
Personal lending	98	-210
Corporate loans	146	-464

Total	610	-641

The net increase in Loan Loss Provision includes:
Increase in loan loss provision (P&L)	1,280	125
Write-offs and other	-670	-766

Total	610	-641
12. Shareholders’ Equity (Parent) / Non-Voting Equity Securities
Changes in revaluation reserve, page F-45
5.	Tell us how the €18,876 million and €2,476 million relating to available-for-sale securities on page F-45 are reflected in the table on page F-31 showing changes in investments and on page F-89 investment income. In addition, revise to disclose why you believe that securities with unrealized losses were not required to be recognized in the profit and loss statement at December 31, 2008. Page F-107 contains the following statement regarding US Alt-A RMBS: “The substantial amount of negative pre-tax revaluation and impairments on this portfolio are mainly caused by the illiquid market. Revise to disclose how you determined when a loss was required to be recognized in the profit and loss statement under IFRS and to disclose the nature and amount of causes other than the illiquid market.

R: The table “Changes in revaluation reserve” on page F-45 includes unrealized revaluation after tax of EUR 18,876 million. The unrealized revaluation before tax is EUR 25,634 million. This amount is reflected in the table “Changes in investments” on page F-31 as changes in unrealized revaluation of EUR 19,498 million and impairments and reversals of EUR 4,820 million, for a total of EUR 24,318 million.[1] The EUR 18,876 million represents unrealized revaluations that are reported in the revaluation reserve in shareholders’ equity; this amount is therefore not included in investment income in the P&L as disclosed on page F-89.

[1]	The difference between EUR 24,318 million and EUR 25,634 million is a result of available-for-sale investments under fair value hedge accounting, for which changes in fair value (included in “Changes in investments”) are reported in the profit and loss account and not in the revaluation reserve in equity (not included in “Changes in revaluation reserve”).

Page no. 8/12
The table “Changes in revaluation reserve” on page F-45 includes EUR 2,476 million (after tax) of realized gains/losses transferred to profit and loss. This amount is included in the profit and loss account in Investment income (see page F-89: EUR 2,816 million before tax on debt securities and EUR 1,201 million before tax relating to equity securities). On page F-31, in the table “Changes in investments”, this amount (EUR 4,017 million pre tax) is reflected as part of Disposals and redemptions.

An unrealized loss is required to be recognized in the profit and loss account if, and only if, the related security is considered impaired. The accounting policy for determining when a security is impaired is included in the section “Critical Accounting Policies” under “Impairments” and includes, amongst others, the following:

“Evaluation for impairment includes both quantitative and qualitative considerations. For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may be unlikely to pay amounts when due. Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit and loss.”

Therefore, impairment on debt securities is only triggered by credit events that represent objective evidence that an impairment loss has been incurred (IAS 39.63). In evaluating evidence of impairment, several potential triggers are applied as included in IAS 39.59. Impairment on debt securities is not triggered by illiquidity in the market, as explicitly included in IAS 39.60: “The disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment.”

However, if a security is impaired, the full difference between market value and amortized cost is recognized in the profit and loss account as impairment (IAS 39.67 and IAS 39.68). The impairment amount is not limited to merely the estimated credit loss. Although illiquid markets do not trigger impairment, the impairment amount is fully dependent on market prices. Therefore, illiquidity in the market does impact the impairment amount.

Page F-107 includes the following disclosure:

“The substantial amount of negative pre-tax revaluation and impairments on this portfolio are mainly caused by the illiquid market”

This disclosure refers to the impairment amount, which, as explained above, is mainly caused by the illiquidity in the market. To the extent relevant at that time, we will include revised disclosure in the financial statement footnotes in future filings substantially as follows:

Page no. 9/12
“The substantial amount of the negative pre-tax revaluation reserve in equity is mainly a result of the decline of market prices in illiquid markets.
Under applicable accounting standards, impairments on debt securities are triggered by credit events only. Upon impairment, the full unrealized revaluation on the impaired security (including the amount attributable to market illiquidity) is recognized in the profit and loss account. The amount of impairments recognized in the profit and loss statement is principally a reflection of an illiquid market.”
33. Fair Value of Financial Assets and Liabilities, page F-83
Methods applied in determining fair values of financial assets and liabilities:
Valuation technique not supported by market inputs, page F-86
6.	This category increased from €4.2 billion at December 31, 2007 to €28 billion at December 31, 2008, consisting primarily of asset backed securities in the United States. You disclose the following on page F-87:

“During 2008, the trading volumes in the relevant markets reduced significantly and these have now become inactive. The dispersion between prices for the same security from different price sources increased significantly. As a result, an amount of EUR 25 billion of asset backed securities in the United States was reclassified from Reference to published price quotations in active markets to Valuation technique not supported by market inputs in the third quarter of 2008.”

Further, your disclosure of Critical Accounting Policies for Fair values of financial assets and liabilities (page F-11) states the following where markets have become inactive:

“In such cases, management applies additional processes to select the most appropriate external price, including an internally developed price validation matrix and a process to challenge the price source. The valuation of these portfolios would have been significantly different had different prices been selected.”

Revise your disclosure to explain how these processes work and the factors and assumptions that you used as of December 31, 2008 to arrive at fair value.
R: The increase in the category “Valuation technique not supported by market inputs” relates mainly to asset backed securities in the US. The disclosure on inactive markets included in the Critical Accounting Policies for Fair values of financial assets and liabilities on page F-11 of the 2008 Form 20-F relates to the same portfolios of asset backed securities in the US.

Page no. 10/12
Further explanation on the process of determining fair value for these portfolios, including the number of pricing data obtained, selection of the ultimate value used, adjustment of prices obtained and price validation procedures, is already disclosed in the text on page F-87 in the 2008 Form 20-F. With regard to the “internally developed price validation matrix and the process to challenge the price source” we intend to provide the following additional explanations, which we will incorporate into this disclosure in our 2009 Form 20-F:

“If the dispersion between different prices for the same security is significant, additional processes are applied to select the most appropriate price, including an internally developed price valuation matrix and process to evaluate the price source. In order to determine which independent price in the range of prices obtained best represents fair value under IAS 39, the Company applies a discounted cash flow model to calculate an indicative fair value. The key input to this model is a discount rate derived from an internal matrix that is used to construct the discount rate per security by applying credit and liquidity spreads relevant to the characteristics of such asset class. The main assumptions in this matrix include:
•	a base spread;

•	a liquidity risk premium;

•	an additional credit spread, based on:
•	seniority in the capital structure — an adjustment is applied to each security based on where it falls in the capital structure;

•	vintage — an adjustment is applied for underwriting guidelines deteriorating from 2004 to 2007 in combination with differences in home price developments for these vintages.
The spreads are expressed in basis points and reflect the current market characteristics for credit and liquidity.

The indicative fair value obtained through the discounted cash flow model is then used to select the independently obtained price that is closest to the indicative price. In addition, judgment is applied in the event that the resulting indicative fair value is closest to the highest obtained vendor price and that price is a significant outlier compared to other obtained vendor prices. In such cases, the second highest obtained vendor price is deemed the most representative of fair value. The indicative price is not itself used for valuing the security; rather, it is used to select the most appropriate price obtained from independent external sources. As a result, each security in the portfolio is priced based on an external price, without modification by the Company.”

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Note 46 Taxation, page F-98
7.	Direct us to the disclosures required by paragraph 81 of IAS 12 or revise to provide this disclosure.

R: The Company informs the Staff that the disclosures that are required under paragraph 81 of IAS 12 are provided in the Notes to the Consolidated Financial Statements, either in Note 21 “Other liabilities” or in Note 46 “Taxation”. The table below provides guidance as to where each of the required disclosures is provided.

IAS 12.81[2]		Reference to ING’s 2008 Form 20-F

12.81	(a)	F-57	The aggregate current and deferred tax relating to items that are charged or credited to equity is disclosed in the table “Changes in deferred tax” in the column “Change through equity”.

12.81	(b)	N/A	Disclosure requirement was deleted from IAS 12.

12.81	(c)(i)	F-98
The relationship between the tax expense and accounting profit — in a numerical reconciliation — is disclosed in the table “Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate”.

12.81	(d)	F-98
An explanation of changes in the applicable tax rate(s) compared to the previous accounting period is disclosed below the table “Reconciliation of the weighted average statutory income tax rate to ING’s effective income tax rate”.

12.81	(e)	F-58
The amount (and expiry date) of deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized in the balance sheet is disclosed in the paragraph “Total unused tax losses carried forward analyzed by expiry terms”.

12.81	(f)	N/A
IAS 12 recommends, but does not require, disclosing unrecognized deferred tax related to temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures. We have not provided a disclosure of the aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognized but intend to add such disclosure to the 2009 Form 20-F.

[2]	IAS 12. 81.(ab), IAS 12.81.(j) and IAS 12.81.(k) have an effective date after 31 December 2008 and are therefore not addressed in the 2008 Form 20-F.

Page no. 12/12

12.81	(g)(i)	F-57	The amount of the deferred tax assets and liabilities recognized in the balance sheet for each period presented is disclosed in table “Changes in deferred tax” in the column “Changes through equity”.

12.81(g)(ii)		F-57	The amount of the deferred tax income or expense recognized in the income statement is disclosed in the table “Changes in deferred tax” in the column “Changes through net result”.

12.81	(h)	N/A	Disclosures regarding the tax expense in respect of discontinued operations are not applicable as there were no discontinued operations.

12.81	(i)	F-44
The income tax consequences of dividends to shareholders of the Company is disclosed in Note 12 “Shareholders’ equity (parent)/non-voting equity securities". We note that for 2008 this requirement is not applicable as no dividend was proposed or declared.

In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges the following:
The Company is responsible for the adequacy and accuracy of the disclosures in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (011) 31-20-541-8510 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33-1-7304-5890 with any questions or comments concerning this response.
Very truly yours,
/s/ Hans van Barneveld
Hans van Barneveld
General Manager Group Finance and Control

cc:	Securities and Exchange Commission: - James Peklenk - Lisa Vanjoske Sullivan & Cromwell LLP - William D. Torchiana - Joram M. Lietaert Peerbolte